SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

São Paulo, October 22, 2013.

Mr.

Nelson Barroso Ortega

Gerência de Acompanhamento de Emissores

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

Sr. Fernando Soares Vieira - Superintendente de Relações com Empresas

Sr. Waldir de Jesus Nobre - Superintendente de Relações com o Mercado e Intermediários

Dear Sirs,

In regards to Ofício GAE 3876-13, which requests clarifications on the “news published in the newspaper Valor Econômico, edition of 10/21/2013, containing, among other information, that after the period dedicated to house cleaning, performed mainly in the Tenda segment, there is an expectation that historical margins of Gafisa will be resumed next year and the forecasted gross margin for Gafisa segment is 34% to 35% and for new projects in Tenda is 27% to 28%.”

On August 9, 2013, Gafisa released the 2Q13 Earnigs Release, informing that the gross margin of Gafisa segment was being under the impact of legacy projects and, without the legacy projects the gross margin would have been of 35%: “It is worth mentioning that, while the projects launched in Sao Paulo and Rio de Janeiro keep performing well, the segment’s gross margin continues to be impacted by the resolution of legacy projects. During the 1Q13, the contribution of legacy projects in total revenues for the segment Gafisa was 8% versus 18% in 2012 and 20% in 2011. This should result in more normalized profitability characteristics from 2014 onwards. Excluding these projects, the gross margin would have been 35%.”

The gross margin mentioned on the news is the same theoretical margin already released last August, in other words, around 35% and equivalent to the historical values, considering the progressive and significant decrease of the burden of legacy projects outside strategic markets as emphasized in this fiscal year.

Similar situation occurs in relation to Tenda. The gross margin reported is related to the verified situation and does not represent a guidance.

The guidance released by the Company is described in Company’s Form of Reference (Formulário de Referência).

Best regards,

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 22, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer